General Employment

TRIAD Personnel

December 2, 2014

Via E-mail

Sonia Barros, Assistant Director

Division of Corporation Finance

United States

Security and Exchange Commission

Washington, D.C. 20549

Re:	General Employment Enterprises, Inc.

Preliminary Information Statement on Schedule 14C

Filed November 14, 2014

File No. 001-05707

Dear Ms. Barros:

This email is in response to your letter, referenced above, with the following comment/request:

General

1.	Please revise the information statement to include greater detail of the transaction Contemplated by the stock purchase agreement. Refer to Item 11(c) of Schedule 14A. In addition, please furnish financial statements with your amendment or provide us With a detailed explanation as to why you believe financial statements are not Required. Refer to Item 13(a) of Schedule 14A and the instruction thereto.

General Employment Enterprises, Inc. Response

Management has filed a revised Information Statement in which it added the net proceeds to be received by the Company from the offering in question, the use of those proceeds by the Company, and the certain pro forma financial information as follows:

GENERAL EMPLOYMENT ENTERPRISES, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information is based on the historical financial statements of the Company after giving effect to the proposed issuance of preferred equity. The notes to the unaudited pro forma financial information describes adjustments to the financial information presented.

The unaudited pro forma combined balance sheet are presented as if the issuance had occurred on June 30, 2014.

The unaudited pro forma balance sheet should be read in conjunction with the historical consolidated financial statements and accompanying notes of the Company included in the annual report on form 10-K for the year ended September 30, 2013.

General Employment Enterprises, Inc.

TRIAD Personnel Services, Inc.

184 Shuman Blvd, Suite 420

Naperville, IL 60563

(630) 954-0400    FAX (630) 954-0447

General Employment

TRIAD Personnel

GENERAL EMPLOYMENT ENTERPRISES, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF JUNE 30, 2014

(UNAUDITED)

(In Thousands)

	GENERAL EMPLOYMENT	PROFORMA ADJUSTMENTS	PROFORMA
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$66	2,000	$2,066
Accounts receivable	6,028		6,028
Other current assets	682		682
Assets of discontinued operations	229		229

Total current assets	7,005		9,005

Property and equipment, net	476		476
Goodwill	1,106		1,106
Intangible assets, net	1,640		1,640
Other assets	32		32

TOTAL ASSETS	$10,259		$12,259

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	$3,266		$3,266
Accounts payable	1,447		1,447
Accrued compensation	2,958		2,958
Other current liabilities	909		909

Total current liabilities	8,580		8,580

Long-term liabilities	39		39

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Preferred stock; no par value; authorized - 20,000 shares; issued and outstanding - none	—	2,000	2,000
Common stock, no-par value; authorized - 200,000 shares; issued and outstanding - 22,799 shares	11,298		11,298

Additional paid in capital - warrants	168		168
Accumulated deficit	(9,826)		(9,826)

Total shareholders’ equity	1,640		3,640

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,259		$12,259

In submitting this response, the Company acknowledges that: (i) the Company is responsible for the adequacy of the disclosures in the Information Statement; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Andrew J. Norstrud
Chief Executive Officer

General Employment Enterprises, Inc.

TRIAD Personnel Services, Inc.

184 Shuman Blvd, Suite 420

Naperville, IL 60563

(630) 954-0400    FAX (630) 954-0447